Exhibit 99.59

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated February 8, 2013 evaluating the crude oil, natural gas liquids and natural gas reserves attributable to Crescent Point Energy Corp. as at December 31, 2012, which is entitled "Crescent Point Reserve Report” (the "Report").

We hereby consent to the references to our name and to the use of the Report incorporated by reference in the Company's Registration Statement on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sproule Associates Limited

/s/ Richard A. Brekke, P.Eng.
Richard A. Brekke, P.Eng.
Manager, Engineering and Partner

Calgary, Alberta, Canada
January 6, 2014